FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Execute Own Share Repurchase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2008
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on February 1, 2008, in Kyoto, Japan

Nidec to Execute Own Share Repurchase

Nidec Corporation ( NYSE: NJ) today resolved at a meeting of its Board of Directors to repurchase its own shares (Share Repurchase), pursuant to Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of Share Repurchase

1) Class of shares: Common stock

2) Total number of shares to repurchase: Up to 1,000,000 shares

(0.69% of the total number of shares issued)

3) Total repurchase amount: Up to 6 billion yen

4) Period of repurchase: From February 4, 2008 to February 3, 2009

(Reference)

Total number of shares issued and treasury stock as of January 31, 2008:

• Total number of shares issued (excluding treasury stock): 144,940,223 shares

• Treasury stock: 47,269 shares

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